FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES OFFER FOR CARIBOU RESOURCES CORP.

Business Plan filed with American Stock Exchange and Amendments to Preferred Shares Negotiated

(all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Wednesday, May 23, 2007 – JED Oil Inc. (AMEX: JDO) (“JED’ or the “Company”) today announced that it has made an offer to Caribou Resources Corp. (TSX Venture: CBU) (“Caribou”) to acquire all of its shares and settle with its creditors.  In January 2007, Caribou filed for protection under the Canadian Companies’ Creditors Arrangement Act (the “CCAA”), which is similar to “Chapter 11” protection in the U.S.  JED’s offer consists of payment in full in cash to the major secured creditor of approximately $26.7 million, plus to any creditors with security in priority to the major secured creditor; cash of approximately $345,500 plus 5 million common shares to the unsecured creditors totaling approximately $17.7 million, and up to 4 million common shares for the acquisition of all of the 39 to 40 million shares of Caribou on the basis of one common share of JED for every 10 shares of Caribou held.  JED has delivered approximately $185,000 as a deposit with its offer.

Caribou is primarily focused on exploring for natural gas in Northern Alberta, and oil and natural gas in Central Alberta.  Caribou’s production at December 31, 2006 was 1,200 barrels of oil equivalent or BOE’s per day, and a report of its estimated reserves effective December 31, 2007 prepared by the independent engineering firm of McDaniel & Associates Consultants Ltd. showed total proved reserves of 1,648 MBOE’s and total probable reserves of 1,999 MBOE’s, for a total of proved plus probable reserves of 3,647 MBOE’s with a net present value of $43.85 million, using the report’s forecasted pricing assumptions at January 1, 2007 discounted 10%.  Caribou also obtained an evaluation of its undeveloped land of approximately $11.85 million at January 1, 2007 by Seaton-Jordan & Associates Ltd., and estimated its tax pools at 2006 year-end to be $90.29 million and net debt to be $39.62 million.  JED’s production is currently approximately 1,100 BOE’s per day.

JED has also filed a business plan with the American Stock Exchange assuming completion of the acquisition of Caribou, and making other assumptions about current negotiations with the holders of its preferred shares and convertible notes and the sale of mature assets.  Under this plan, JED would be profitable by the end of 2007 and back in compliance with the continuous listing requirements of AMEX.  JED’s plan also provides for JED’s compliance with AMEX requirements based on its current drilling opportunities, if the Caribou transaction is not completed.

“The proposed Caribou transaction is an opportunity for JED to add both substantial production and additional drilling opportunities,” stated James Rundell, President of JED.  “We hope our offer to Caribou and its creditors is accepted, but it is a complex transaction with a lot of required approvals.  If this transaction is not completed, we look to accomplish the same results somewhat more slowly with several smaller transactions.”

Under the CCAA procedure, the Caribou offer must be selected as the best offer for the creditors by the Court of Queen’s Bench, which is scheduled to hear applications on Friday, May 25th, and by Caribou.  The offer must then also be approved by Caribou’s creditors and Caribou’s shareholders.  The issuance by JED of up to 9 million common shares is also subject to the approval of JED’s common shareholders under the rules of the AMEX.  The settlement with Caribou creditors will be effected under a Plan of Arrangement under the CCAA, and the acquisition of the shares of Caribou will be effected under a Plan of Arrangement under the Business Corporations Act (Alberta), which would also be an element of the Plan of Arrangement under the CCAA.  An Information Circular with detailed information will be mailed to JED and Caribou shareholders.  Following completion of the transactions, Caribou would either become a wholly-owned subsidiary of JED, or would amalgamate with or be acquired by a wholly-owned subsidiary or affiliate of JED.

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JED Oil News Release

May 23, 2007

The Company has also been advised that the holders of a substantial majority of its Series B Preferred shares have verbally agreed to amend the terms of the shares to move the maturity date from February 1, 2007 to February 1, 2010 and decrease the price at which the shares can be converted to common shares from $16.00 to $3.50.  These amendments are subject to the approval of the holders of JED’s common shares and Series B preferred shares, each voting as a class.  It is proposed that these special resolutions be presented at the same special meeting called for JED’s common shareholders to approve the issuance of common shares for the Caribou acquisition.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

BOE’s may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  The acquisition of Caribou Resources Corp. is subject to a number of approvals and conditions, which may not be forthcoming, or the assets, production or drilling opportunities anticipated by the acquisition may not be realized.   Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com